Exhibit 4.01

FIRST AMENDMENT TO TAX BENEFITS PRESERVATION PLAN

THIS FIRST AMENDMENT (this “Amendment”) to the Tax Benefits Preservation Plan (the “Plan”), dated as of July 11, 2014 between Bank of the Carolinas Corporation, a corporation organized under the laws of the State of North Carolina (the “Company”) and Broadridge Corporate Issuer Solutions, Inc. (the “Rights Agent”) is effective as of 12:00 p.m., eastern time on May 6, 2015. All capitalized terms not otherwise defined in this Amendment shall have the respective meanings ascribed to them in the Plan.

WHEREAS, the Company proposes to enter into a definitive Agreement and Plan of Merger and Reorganization, by and among Bank of the Ozarks, Inc. and its wholly owned subsidiary, Bank of the Ozarks, and the Company and its wholly owned subsidiary, Bank of the Carolinas (as amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, among other things, and contingent upon the satisfaction or waiver of all applicable conditions to closing, the Company would be merged with and into Bank of the Ozarks, Inc.; and

WHEREAS, in connection with the Merger Agreement, Bank of the Ozarks, Inc., Derek Ferber, FJ Capital Management, LLC, Anton Schutz, Mendon Capital Master Fund Ltd., and certain of their respective Affiliates propose to enter into one or more voting agreements (each, as amended or supplemented from time to time, the “Voting Agreement”); and

WHEREAS, the Board has determined, in connection with its consideration of the Merger Agreement, the Voting Agreement and the transactions contemplated thereby, that it is necessary and desirable to amend the Rights Agreement as set forth herein; and

WHEREAS, no person has yet become an Acquiring Person and, subject to and in accordance with the terms of this Amendment, the Company has directed and the Rights Agent has agreed to amend the Plan in certain respects, as more particularly set forth herein; and

WHEREAS, Section 27 of the Plan provides that the Company may from time to time supplement or amend the Plan without the approval of any holders of Right Certificates to make any provision with respect to the Rights that the Company may deem necessary or desirable; and

WHEREAS, Section 29 of the Plan provides that the Board of Directors of the Company is vested with exclusive power and authority to administer the Plan and to exercise all rights and powers specifically granted to the Board or to the Company, or as may be necessary or advisable in the administration of the Plan, including the right and power to (i) interpret the provisions of the Plan and (ii) make all determinations deemed necessary or advisable for the administration of the Plan (including a determination to redeem or exchange or not to redeem or exchange the Rights or to amend the Plan); and

WHEREAS, the Company desires to clarify and make explicit, among other things provided for herein, that neither the execution, delivery, and/or announcement of the Merger Agreement or any Voting Agreement shall make any person an “Acquiring Person” nor constitute a “Shares Acquisition Date,” a “Distribution Date,” or otherwise cause any “Rights” to become exercisable pursuant to the Plan.

NOW, THEREFORE, the parties hereby agree as follows:

1.	That Section 1(aa) of the Plan is hereby amended by appending the following sentence at the end of Section 1(aa):

“Notwithstanding anything in this Plan to the contrary, neither the execution, delivery, and/or announcement of the Merger Agreement, nor the entry into a voting agreement between Bank of the Ozarks, Inc. and Derek Ferber, FJ Capital Management, LLC, Anton Schutz, Mendon Capital Master Fund Ltd., or any of their respective Affiliates regarding the voting of shares of common stock of the Company in connection with the proposed shareholder approval of the Merger Agreement shall constitute, trigger or cause to occur a “Shares Acquisition Date” for purposes of this Plan.

2.	That a new Section 1(ii) shall be added to the Plan, which shall read as follows:

“Merger Agreement” shall mean the definitive Agreement and Plan of Merger and Reorganization between and among Bank of the Ozarks, Inc., Bank of the Ozarks, the Company and Bank of the Carolinas, as that agreement may be supplemented or amended from time to time pursuant to its terms.

3.	That a new Section 35 shall be added to the Plan, which shall read as follows:

“Section 35. Exception For Merger Agreement. Notwithstanding any provision of this Plan to the contrary, as long as the Merger Agreement shall not have been validly terminated pursuant to its terms, neither a Distribution Date or a Shares Acquisition Date shall be deemed to have occurred, none of Bank of the Ozarks, Inc. nor Bank of the Ozarks nor any of their respective Affiliates, nor Derek Ferber, FJ Capital Management, LLC, Anton Schutz, Mendon Capital Master Fund Ltd., nor any of their respective Affiliates shall be deemed to have become an Acquiring Person, none of the Rights shall become exercisable and no holder of any Rights shall be entitled to exercise such Rights under, or be entitled to any adjustments or rights pursuant to, any provision of this Plan, in any such case by reason of (a) the Company’s or Bank of the Carolinas’ approval, execution, delivery of, or performance under, the Merger Agreement or the consummation of any of the transactions contemplated thereby or (b) the entry into any voting agreement between or among Bank of the Ozarks, Inc. and Derek Ferber, FJ Capital Management, LLC, Anton Schutz, Mendon Capital Master Fund Ltd., and/or any of their respective Affiliates in connection with the Merger Agreement. Nothing in this Plan shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Plan by virtue of (x) the Company’s or Bank of the Carolinas’ approval, execution, delivery of, or performance under, the Merger Agreement or the consummation of any of the transactions contemplated thereby or (y) the entry into or performance of any of the aforementioned voting agreements between or among Bank of the Ozarks, Inc. and Derek Ferber, FJ Capital Management, LLC, Anton Schutz, Mendon Capital Master Fund Ltd., and/or any of their respective Affiliates.”

No other terms or provisions of the Plan shall be altered or affected by this Amendment. This Amendment is dated and effective as of the date and time first written above.

BANK OF THE CAROLINAS CORPORATION

By:	/s/ Megan W. Patton
Name:	Megan W. Patton
Title:	SVP/CFO

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.

By:	/s/ John Dunn
Name:	John Dunn
Title:	Vice President